UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Arrival

(Name of Issuer)

Ordinary Shares, nominal value of €0.10 per share

(Title of Class of Securities)

L0423Q108 (Ordinary Shares)

(CUSIP Number)

Csaba Horvath

Kinetik S.à r.l.

1, rue Peternelchen, L-2370 Howald,

Grand Duchy of Luxembourg

+352 621 266 815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kinetik S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 463,275,682*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 463,275,682*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,275,682*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.43%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Kinetik Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 463,275,682*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 463,275,682*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,275,682*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.43%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5

Item 1. Security and Issuer.

This Amendment No. 1 (the “Amendment”) is being filed jointly by Kinetik S.à r.l. (“Kinetik”) and The Kinetik Foundation (the “Foundation” and together with Kinetik, the “Reporting Persons”) to amend the Statement on Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “Commission”) on March 24, 2021 (the “Statement”) with respect to the ordinary shares, nominal value of €0.10 per share (the “Ordinary Shares”), of Arrival (the “Issuer”), a joint stock company governed by the laws of the Grand Duchy of Luxembourg. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

On May 14, 2021, Kinetik Finance SARL, a subsidiary of Kinetik (“Kinetik Finance”), as borrower, entered into a loan agreement (the “Loan Agreement”) with Citibank, N.A. (“Citibank”), as administrative agent and calculation agent. Pursuant to the Loan Agreement, among other things, Citibank made available a credit facility (the “Loan”) to Kinetik Finance. In connection with the Loan Agreement, Kinetik transferred 75,770,000 Ordinary Shares (the “Pledge Shares”) to Kinetik Finance, who then entered into a pledge and security agreement (the “Security Agreement”) with Citibank, pursuant to which Kinetik Finance pledged 31,481,500 of the Pledge Shares (the “Pledge”) as collateral for the Loan. The remaining Pledge Shares are available to be pledged under the Loan Agreement if necessary in the future.

Pursuant to the terms of the Security Agreement, upon the occurrence and during the continuation of certain events of default, Citibank may exercise certain remedies including the right to sell or otherwise dispose of the Ordinary Shares covered by the Security Agreement, subject to the requirements of applicable law. The description of the Security Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 99.4 this Amendment and is incorporated by reference in its entirety into this Item 6.

The aggregate number of Ordinary Shares deemed to be beneficially owned by the Reporting Persons has not changed from the Statement.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1 — Form of Contribution and Exchange Agreement for Ordinary Shares (incorporated by reference to Exhibit 10.2 to CIIG Merger Corp.’s Form 8-K, File No. 001-39159, filed with the SEC on November 18, 2020).

Exhibit 99.2 — Form of Registration Rights and Lock-Up Agreement, by and between Arrival Group and certain stockholders of CIIG Merger Corp. and Arrival S.àr.l (incorporated by reference to Exhibit A of Exhibit 2.1 to CIIG Merger Corp.’s Form 8-K, File No. 001-39159, filed with the SEC on November 18, 2020).

Exhibit 99.3— Form of Nomination Agreement, by and between Arrival Group and Kinetik S.à r.l. (incorporated by reference to CIIG Merger Corp.’s Form 8-K, File No. 001-39159, filed with the SEC on November 18, 2020).

Exhibit 99.4 — Pledge and Security Agreement, dated May 14, 2021, between Kinetik Finance SARL, as pledgor, and Citibank, N.A. as administrative agent.

Exhibit 99.5 — Joint Filing Agreement among the Reporting Persons, dated June 3, 2021.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2021

KINETIK S.À R.L.

By:	/s/ Csaba Horvath
	Name:	Csaba Horvath
	Title:	Manager

By:	/s/ Gilles Dusemon
	Name:	Gilles Dusemon
	Title:	Manager

THE KINETIK FOUNDATION

By:	/s/ Gavin Ferguson
Name: Gavin Ferguson
Title: Councillor

By:	/s/ Miriam Levy Turner
Name: Miriam Levy Turner
Title: Councillor